September 20, 2024

Ms. Anne Parker

Chief

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	RYSE, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed August 16, 2024
File No. 024-11879

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated September 12, 2024 regarding the Offering Statement of RYSE, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Post-Qualification Amendment to Offering Statement on Form 1-A filed August 16, 2024

Part I - Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

1. We note that you indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements. Please revise this section to state briefly the facts relied upon for such exemption. Refer to Item 6(d) of Part I of Form 1-A.

The Company has updated the disclosure and added the information requested by the Staff.

Use of Proceeds to Issuer, page 15

2. Please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

The Company has updated the use of proceeds to clarify that some of the proceeds will be used to compensate its officers.

Independent Auditor's Report, page F-2

3. Please have your independent auditors revise their audit report to include all the elements required paragraphs 8f and g of AU 508. The current language contained in the report is not consistent with the requirements specified in the standard.

The Company’s independent auditor revised their audit report to comply with the required standard, as requested by the Staff.

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General

4. Please amend the disclosure in your offering statement to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares being offered to investors and the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please also ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering statement.

The Company has amended the Offering Statement to disclose the aggregate offering price including the value of all potential bonus shares issuable to investors in this offering both on the cover page of the offering circular and in Part I to ensure consistency, as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement for RYSE, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Partner

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc: Trung Pham
Chief Executive Office RYSE, Inc.
20 Camden St. Toronto, Ontario
M5V 1V1

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